UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: Arca U.S. Treasury Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

4151 Redwood Ave., Suite 206
Los Angeles, CA 90066

Telephone Number (including area code): 424-289-8068

Name and address of agent for service of process:

Philip Liu, Esq.

Arca Funds

4151 Redwood Ave., Suite 206

Los Angeles, CA 90066

(Tel.) 424-289-8068

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Los Angeles and State of California on the 9th day of November 2018.

ARCA U.S. TREASURY FUND

BY	/s/ Philip Liu
Philip Liu
(President)

Attest:	/s/ Philip Liu
Philip Liu
(Chief Legal Officer and Trustee)

Attest:	/s/ J. Rayne Steinberg
J. Rayne Steinberg
(Principal Financial and Accounting Officer)